UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1-3285

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

3M Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

3M COMPANY

3M Center

St. Paul, Minnesota

55144-1000

3M Savings Plan

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

3M Savings Plan

Maplewood, Minnesota

We have audited the accompanying statements of net assets available for benefits of 3M Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 3M Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Minneapolis, Minnesota

June 28, 2016

3M Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2015 and 2014

	2015	2014

ASSETS

Investments at, fair value:
Plan’s interest in Master Trust	$259,442,213	$272,438,247

State Street Bank Short-Term Investment Fund	505,610	556,714

Total investments	259,947,823	272,994,961

Receivables:
Notes receivable from participants	10,727,366	10,022,519
Employer contributions	38,976	23,328
Interfund receivable from the Master Trust	31,787	65,663
Total assets	270,745,952	283,106,471

Net assets available for benefits, at fair value	$270,745,952	$283,106,471

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2015 and 2014

	2015	2014

Contributions:
Participant	$11,336,114	$9,897,082
Employer	3,630,741	3,174,815
Rollover	941,281	180,202

Total contributions	15,908,136	13,252,099

Investment income(loss):
Interest from notes receivable and other	520,856	476,973
Plan interest in Master Trust investment income	(4,112,533)	26,601,771

Total investment income(loss)	(3,591,677)	27,078,744
Less investment expense	(207,948)	(218,931)

Net investment income(loss)	(3,799,625)	26,859,813

Deductions:
Benefits paid to participants	(24,061,033)	(18,612,860)
Administrative expenses	(140,503)	(150,778)

Total deductions	(24,201,536)	(18,763,638)

Net increase(decrease) before net transfers out	(12,093,025)	21,348,274

Net transfers out	(267,494)	(670,211)

Net increase(decrease)	(12,360,519)	20,678,063

Net assets available for benefits:
Beginning of year	283,106,471	262,428,408

End of year	$270,745,952	$283,106,471

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the 3M Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

Effective October 1, 1988, 3M Company and its subsidiaries (3M or the Company) created the 3M Savings Plan for union employees.  Substantially all active United States regular full-time and part-time union employees of 3M who have been employed for at least three continuous months, are eligible to participate if this benefit has been bargained for in their respective collective bargaining agreement.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Contributions are made by participating employees and by 3M.

Participant Contributions

The Plan is comprised of accounts for participants: the Before-Tax Account 401(k) Account, Roth 401(k) Account, the After-Tax Savings Account and the Rollover Accounts.  Participants may contribute to the 401(k) Accounts (Before-Tax and/or Roth) and/or After-Tax Savings Account, or to all three accounts.  Participants may contribute from 2% to 20% of their compensation to the 401(k) Accounts  through salary deferrals, not to exceed the Internal Revenue Service (IRS) limits (10% maximum for employees whose annual compensation is in excess of certain IRS-related limits).  Also, subject to overall Plan and IRS limitations, participants may contribute 2% to 9% of their compensation to the After-Tax Savings Account.  The Rollover Accounts accept direct rollover or eligible rollover contributions from a former employer’s qualified plan.  Effective July 1, 2014, the Plan also accepts rollovers of lump sum payments from 3M Employee Retirement Income Plan, the employer’s qualified pension plan.  Participants who have attained age 50 before the end of the plan year are eligible to make catch up contributions to their 401(k) Accounts (Before-Tax and/or Roth), subject to Internal Revenue Service limits. Catch-up contributions are not eligible for Company matching contributions.

Newly hired employees are automatically enrolled in the Plan three months after their hire date at a default before-tax contribution rate of 6% with contributions invested 100% in the LifePath® Portfolio closest to the year in which the participant will reach age 65.  Effective April 1, 2014, participants currently contributing less than 6% of their compensation were automatically enrolled at 6%.  In addition, participants automatically enrolled will have their default percentage increased by 1% each year up to a maximum of 10% of compensation beginning as soon as administratively possible on or after April 1, in the plan year following the plan year they were enrolled.  Employees can enroll, decline or change their contribution rate or investment elections at any time.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Company Contributions

Pursuant to the terms of various collective bargaining agreements, 3M may make matching contributions to the Plan from 35% to 100% of the eligible participants’ 401(k) Accounts contribution (up to the first 6% of salary deferrals).  In addition, those participants (dependent on the specific collective bargaining unit agreement and membership) hired or rehired January 1, 2009 or later receive a non-elective Company contribution (Retirement Income Account (RIA)) made in cash.  The percent of the non-elective Company contribution is determined by the collective bargaining agreement. 3M employer contributions are made in cash to the Company Match Account.  3M matching contributions made in cash are directed into the non-Roth investment selections made by the participant.  If the employee has not made an investment election then the Company contributions default to the 3M LifePath® Portfolio with the target year closest to the year in which the employee will reach age 65 years.   3M matching contributions that are made in 3M common stock are made to a non-participant directed Company Match Account.  Effective January 1, 2015, based on union negotiations, no additional employer contributions will be made in 3M Stock to the 3M Stock Fund. Fully vested participants (see the following paragraph which details the Plan’s vesting provisions) are eligible to diversify/transfer up to 100 percent of their Company contribution balance in 3M common stock fund and diversify into other investment options.

Vesting

Participants are immediately fully vested in their own contributions to the Plan, plus any earnings thereon.  Each participant’s interest in 3M matching contributions vests at 40% after one year of service, 70% after 2 years of service and 100% vesting after three years of service. Also, a participant can become immediately 100% fully vested upon retirement, death or permanently disabled.  If a participant terminates employment before being fully vested, the nonvested portion of the Company Match Account or the RIA will be forfeited.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested account balances are used to reduce future Plan administrative expenses or Company contributions.  At December 31, 2015 and 2014, forfeited nonvested accounts totaled $1,098 and $120,542.  Employer contributions were reduced by $119,444 and $0 from forfeited nonvested accounts in 2015 and 2014, respectively.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Withdrawals

Subject to certain federal tax considerations, participants may withdraw funds from the After-Tax Savings account or Rollover account at any time.  Participants may withdraw funds from the 401(k) Accounts (Before-Tax 401(k) and Roth 401(k)), Company Match Account, Payroll-based Employee Stock Ownership Program (PAYSOP) Account, Other Company Contribution Account (CCA) and Profit Sharing Account when specific conditions are met.  These conditions include reaching age 59 1/2, termination of employment (including retirement), become permanently and totally disabled and are receiving Social Security Disability Income.  A participant who has common shares of 3M stock in their Savings account and is eligible to request a withdrawal may choose to receive the value of the 3M stock in cash or in actual shares of 3M common stock with a cash payment for any fractional shares.

Investment of Funds

Participants can make initial investment elections, reallocate the investment of their current accounts or change the way their future contributions will be invested.  If the request is made before the close of market on a day in which the stock market is open, the changes will be effective that same business day at the closing prices of that day.  If the request is received after the close of market or a day the stock market is closed then the changes will be effective at the closing prices on the next business day when the market is open.

Pursuant to the terms of various collective bargaining agreements, participants may direct the transfer of any portion of the Participant’s existing balance in his or her Accounts from any Fund or Funds into the 3M Stock Fund to a maximum of 25% of his/her total account balance.

Notes Receivable from Participants

Participants may borrow against their 401(k) Accounts and Rollover Account balance.  The maximum amount of a participant’s loan may not exceed 50% of the combined total of their 401(k) Accounts (Before-Tax and Roth)  and Rollover Accounts balance and vested portion of their Company Match Account and RIA minus current outstanding loan balance, $50,000 less the highest outstanding loan balance in the last 12 months or the 401(k) Account (Before-Tax and Roth) and Rollover Accounts balance in all investment funds (excluding 3M Stock and The Schwab Personal Choice Retirement Account® (PCRA)) minus $1,000 when the participant has an open balance in the self-directed brokerage PCRA.  Loan repayment terms range from one to sixty months.  Certain loans acquired through plan mergers have loan terms up to thirty years. The loan interest rate is fixed at time of origination at the prime rate (as quoted in the Wall Street Journal) plus 2% (5.25% at December 31, 2015 and 2014).  Loans existing at December 31, 2015 and 2014 had interest rates ranging from 5.01% to 11.50%, with maturity dates extending through January 2021.  3M and a third-party record keeper administer loans to participants and loan repayments.  Loans are repaid to the 401(k) Accounts and Rollover Accounts and are invested pro rata according to how the borrowers have currently invested their new 401(k) Accounts contributions.  Principal and interest is repaid ratably through payroll deductions.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Transfers

Due to 3M acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan.  These transfers, if any, are shown as “Net transfers in/(out)” on the statement of changes in net assets available for benefits.  The fair market value of assets transferred out of the Plan to the 3M Voluntary Investment Plan during the years ended December 31, 2015 and 2014 was $267,494 and $670,211 respectively.

Plan Termination

While 3M has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA and the various collective bargaining agreements.  In the event such discontinuance results in the termination of the Plan, all accounts shall be fully vested and nonforfeitable.  The Plan shall continue until all assets have been distributed to the participants.

Plan Expenses

Certain internal administrative costs, plan investment costs and plan accounting, are paid by the Plan.  3M pays all other internal administrative costs of the Plan.  External administrative costs, including trustee fees, recordkeeping fees and customer service fees and investment management expenses, are proportionately charged directly to the Plan’s various investment funds and accounts.

2.              Summary of Significant Accounting Policies

Tax Status

The Plan constitutes a qualified plan under the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under the provisions of Section 501 (a).  The Plan obtained its latest determination letter on August 1, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Trustee

State Street Bank & Trust Co. (“Trustee”) is the Plan’s trustee.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures that eliminates the requirement to categorize investments measured using the net asset value (NAV) practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, and the Plan adopted the new guidance in 2015 and applied it retrospectively for 2014.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).  This standard simplifies the presentation and disclosure requirements for employee benefit plan financial statements.  This standard has three parts; Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures and Measurement Date Practical Expedient.

I.                Fully Benefit-Responsive Contracts - The requirement to provide fair value disclosures on fully benefit-responsive investment contracts.  These contracts should be measured, disclosed and presented only using contract value.

II.           Plan Investment Disclosures — This standard eliminates the disclosure requirements for individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation/depreciation for investments by general type and separate disclosures for non-participant directed investments.  Investments of employee benefits plans are required to be grouped only by general type.  Investments measured at NAV or its equivalent using the practical expedient and that investment is in a fund that files a federal Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy would no longer be required.

III.      Measurement Date Practical Expedient — Entities that have a fiscal year-end that does not coincide with a month-end may elect to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end.

This standard is effective for fiscal years beginning after December 15, 2015, with retrospective application required. Early adoption is permitted and the Plan adopted the new guidance in 2015 and applied it retrospectively for 2014 for II.  Plan Investment Disclosures.   I.  Fully Benefit —Responsive Contracts and III.  Measurement Date Practical Expedient do not apply to the Plan.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

The Master Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Master Trust investment income (loss) includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, along with Master Trust interest and dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Concentration of Market Risk

As of December 31, 2015 and 2014, approximately 25% and 27% of the Plan’s assets available for benefits were invested (as part of the Master Trust) in the common stock of 3M Company.  The value of the 3M Company common stock is dependent on the performance of 3M Company and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of 3M Company common stock in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were issued, and other than noted below there were no items requiring adjustment of the financial statements or additional disclosures. When the collective bargaining units come up for renewal efforts are being made to reduce the Matching Company Contribution from the first 6% to the first 5% of salary deferrals.  The first collective bargaining unit at 5% was effective January 1, 2016

3.              Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•                  Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or   liabilities in active markets.

•                  Level 2:  Inputs to the valuation methodology include

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held by the Plan through the Master Trust measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Short term investment fund are valued at amortized cost which approximates fair value due to the short-term maturity of these investments.

3M Savings Plan

Notes to Financial Statements

3.              Fair Value Measurements, continued

3M common stock is valued at the closing price reported on the active markets on which 3M stock is traded.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common collective trusts and commingled funds with a readily determinable fair value are valued at NAV.  Common collective and commingled  trust funds without a readily determinable fair value, because there is no published NAV available, are valued at NAV as a practical expedient and are not classified within the valuation hierarchy.  The fair value amounts are presented in the totals in order to permit reconciliation of the fair value hierarchy to the amounts presented in the fair value of master trust plan assets.

The money market fund is a collective fund without a readily determinable fair value, because there is no published NAV available.  It is valued at NAV as a practical expedient and is not classified within the valuation hierarchy.  It is presented in the totals in order to permit reconciliation of the fair value hierarchy to the amounts presented in the fair value of master trust plan assets.

Common stocks and exchange traded funds are valued using quoted prices listed on nationally recognized securities exchanges.

U.S. government obligations are bonds, notes or municipals valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Corporate obligations are bonds and notes that are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks.

Other investments consist of swaps, forwards, option contracts, municipals and international government bonds.  Options that are valued using the last bid price are valued as a Level 1.  The Level 2 swaps, forwards and options are valued using models calibrated to initial trade price.  Subsequent valuations are based on observable inputs to the valuation model (e.g. interest rates and credit spreads).  Model inputs are only changed when corroborated by market data. The municipal and international government bonds are valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit rates.  Changes in unobservable yields and other inputs could materially change the fair value.

3M Savings Plan

Notes to Financial Statements

3.              Fair Value Measurements, continued

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.  The following table does not include the Plan’s interest in the Master Trust because that information is presented in a separate table (see Note 4).

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$505,610	$—	$505,610

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$505,610	$—	$505,610

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$556,714	$—	$556,714

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$556,714	$—	$556,714

4.              Interest in Master Trust

In order to provide equivalent investment returns to both union employees covered by the Plan and union-free employees covered by a separate 3M-sponsored plan, the Plan’s investments and a portion of the investments of the separate 3M-sponsored plan for union-free employees are held in a single Master Trust.  The investments of the 3M Voluntary Investment Plan and Savings Plan Trust (Master Trust) include participant-directed funds of both the Plan and the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the non-participant directed 3M-provided CCA assets of the Plan.  The Master Trust investments are in ten different LifePath® Funds, the Stable Value Fund, the Intermediate Bond Fund, Vanguard Money Market Fund, the Long-Term Bond Index Fund, the Balanced Fund, the PIMCO Diversified Real Asset Fund, the S&P 500 Stock Index Fund, the Value Stock Index Fund, the Growth Stock Index Fund, the Growth Stock Fund, the Small Cap Stock Index Fund, the International Stock Index Fund, the International Stock Fund, the 3M Company Stock Fund, and in various mutual funds, individual stocks, bonds, exchange traded funds, CDs, and money market funds through the Schwab PCRA account.  Effective June 30, 2014, the Stable Value Fund was discontinued and replaced with the Intermediate Bond Fund and the Vanguard Money Market Fund.

Each plan has an interest in specific assets in the Master Trust, based on participant investment elections.  The assets of the Master Trust are held by a third-party trustee.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each plan’s relative interest in the assets held in the Master Trust at the close of each day.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

A summary of the net assets included in the Master Trust at December 31, 2015 and 2014 is as follows:

	2015	2014

Investments, at fair value	$7,906,879,665	$7,952,429,943
Receivables
Investments sold	19,208,502	1,195,723
Accrued interest	7,221,403	7,491,179
Other	144,908	41,889
Foreign exchange contracts	113,868,039	118,535,905
Payables
Foreign exchange contracts	(113,895,687)	(118,535,905)
Other Liabilities	(65,573)	(36,125)
Margin Variation	(264,740)	(2,594,973)
Investments purchased	(53,906,543)	(8,287,313)
Interfund payable	(1,052,150)	(728,134)

Master Trust net assets	$7,878,137,824	$7,949,512,189

Portion of Master Trust’s net assets allocated to the Plan	$259,442,213	$272,438,247
Plan’s percentage interest in the Master Trust’s net assets	3.29%	3.43%

	2015	2014
Investments:
Common collective trusts	$2,700,877,509	$2,857,663,958
Intermediate bond fund
Cash and cash equivalents	93,990,821	140,741,492
Corporate and other bonds and notes	506,206,866	491,852,589
Other Investments	66,974,096	70,314,442
U.S. Government	606,622,903	754,959,591
Mutual fund investments	1,789,257,370	1,636,003,158
Commingled funds	1,818,530,721	1,684,550,052
3M common stock	70,285,611	80,630,509
State Street Bank Short-Term Investment Fund	271,185	231,362
PCRAfund/Self-directed brokerage	253,862,583	235,482,790

	$7,906,879,665	$7,952,429,943

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

Other than through the investment of participant and Company contributions, 3M does not buy or sell any of its own stock as a direct investment for the Plan.  However, due to external investment management of the funds, the Plan may indirectly buy, sell or hold 3M common stock.  The aggregate amount of the shares would not be considered material relative to the aggregate fund percentages.

The Plan’s interest in the Master Trust’s investment income for the years ended December 31 (including investments purchased or sold, as well as those held during the year) was as follows:

	Year ended December 31,	Year ended December 31,
	2015	2014

Net appreciation/(depreciation) in fair value of investments	$(189,753,871.1)	$378,436,830
Interest	34,879,560	50,987,806
Dividends	138,091,419	127,783,160

Total Master Trust investment income	$(16,782,892)	$557,207,796

Portion of Master Trust investment income exclusive of administrative expenses allocated to the Plan	$(4,112,533)	$26,601,771

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s assets at value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual fund investments	$1,789,257,370	$—	$—	$1,789,257,370
Common collective trusts	—	33,360,184	—	33,360,184
PCRA fund/Self-directed brokerage	251,378,116	2,484,467	—	253,862,583
Intermediate Bond Fund:
Cash and cash equivalents	5,884,794	—	—	5,884,794
Corporate and other bonds and notes	—	506,206,866	—	506,206,866
Other Investments	(464,635)	67,438,731	—	66,974,096
U.S. Government	379,714,547	226,908,356	—	606,622,903
Total Intermediate bond fund	385,134,706	800,553,953	—	1,185,688,659
Short term investment fund	—	271,185	—	271,185
3M common stock	70,285,611	—	—	70,285,611

	$2,496,055,803	$836,669,789	$—	$3,332,725,592

Total assets, at fair value
Investments valued using NAV as a practical expedient
Common/collective trusts				2,667,517,325
Comingled funds				1,818,530,721
Cash and cash equivalents				88,106,027
				$7,906,879,665

3M Savings Plan

Notes to Financial Statements

4.     Interest in Master Trust, continued

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual fund investments	$1,636,003,158	$—	$—	$1,636,003,158
Common collective trusts	—	43,505,091	—	43,505,091
PCRA fund/Self-directed brokerage	233,202,571	2,280,219	—	235,482,790
Intermediate Bond Fund:
Corporate and other bonds and notes	—	491,852,589	—	491,852,589
Other Investments	30,375	70,284,067	—	70,314,442
U.S. Government	440,214,820	314,744,770	—	754,959,590
Total Intermediate bond fund	440,245,195	876,881,426	—	1,317,126,621
Short term investment fund	—	231,362	—	231,362
3M common stock	80,630,509	—	—	80,630,509

Total assets, at fair value	$2,390,081,433	$922,898,098	$—	$3,312,979,531
Total assets, at fair value
Investments valued using NAV as a practical expedient
Common/collective trusts				2,814,158,867
Commingled funds				1,684,550,052
Cash and cash equivalents				140,741,493
				$7,952,429,943

A number of the funds within the Master Trust utilize derivative financial instruments to meet fund objectives.  Such derivatives are primarily included within the Intermediate Bond fund.  The Intermediate Bond fund utilize derivative financial instruments to manage interest rate risk, create synthetic securities, offset the cost of other derivatives or hedge currency fluctuation of some non-dollar bond holdings.  Derivatives may not be used to leverage the Intermediate Bond fund.

Similar to other investment instruments, derivative positions can impact the participating 3M sponsored benefit plan’s financial position, financial performance, and cash flows. The Master Trust uses derivative instruments to hedge market risk, gain market exposure, and advance the overall objectives of the participating 3M sponsored employee benefit plans and investment strategies. Derivatives are utilized by external investment managers retained by the Master Trust to achieve investment objectives.

3M Savings Plan

Notes to Financial Statements

4.     Interest in Master Trust, continued

The Master Trust takes prudent and necessary steps to minimize counterparty risk through the use of central clearing with exchanges, industry standard contractual agreements and careful selection of derivative counter-parties.  The notional value of derivative positions custodied at State Street Bank as of December 31, 2015 and 2014 are detailed and disaggregated by derivate type in the accompanying table. In addition, derivatives with a positive mark-to-market valuation as of December 31, 2015 and 2014 are listed under the Gross Derivative Assets column. In turn, derivatives with a negative mark-to-market valuation as of December 31, 2015 and 2014 are listed under the Gross Derivative Liabilities column.

	December 31, 2015
	Notional/ contractual amount	Gross derivative assets	Gross derivative liabilities	Net Amount

Futures Contracts	$346,200,000	$305,732	$(770,367)	$(464,635)
Written Options	54,670,000	—	(658,793)	(658,793)
Interest Rate Swaps	221,670,000	122,005	(726,865)	(604,860)
Credit Default Swaps	28,884,000	247,407	—	247,407
Foreign Exchange Contracts	113,868,039	785,913	(867,327)	(81,414)

Total	$765,292,039	$1,461,057	$(3,023,352)	$(1,562,295)

	December 31, 2014
	Notional/ contractual amount	Gross derivative assets	Gross derivative liabilities	Net Amount

Futures Contracts	$392,900,000	$369,286	$(2,926,636)	$(2,557,350)
Purchased Options	42,610,000	761,544	—	761,544
Written Options	40,610,000	—	(591,184)	(591,184)
Interest Rate Swaps	44,000,000	620,778	(4,411,385)	(3,790,607)
Credit Default Swaps	12,600,000	1,500	(43,043)	(41,543)
Foreign Exchange Contracts	118,571,777	2,068,443	(21,847)	2,046,596

Total	$651,291,777	$3,821,551	$(7,994,095)	$(4,172,544)

The derivatives are accounted for as trading positions and are marked to market each accounting period.  Gains and losses resulting from changes in fair value of derivative instruments are reflected in Plan interest in Master Trust investment income on the statement of changes in net assets available for benefits. The gains or (losses) by derivative type for the years ended December 31, 2015 and 2014 are captured in the second accompanying table according to FASB ASC 815, Derivative and Hedging.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	Year ended December 31, 2015	Year ended December 31, 2014
Gain/(Loss)
Interest Rate Contracts - Futures	$2,176,852	$(9,064,905)
Purchased Swaptions	223,309	125,519
Written Swaptions	(117,508)	165,059
Purchased Options	(83,025)	(42,538)
Written Options	1,082,771	(252,627)
Interest Rate Swaps	(831,042)	(2,684,829)
Credit Default Swaps	(86,714)	(80,124)
Foreign Exchange Contracts	3,286,759	5,220,676

Total	$5,651,402	$(6,613,769)

Within the Intermediate Bond Fund the Master Trust enters into master netting or similar agreements and collateral agreements with counterparties that provide the Master Trust, in the event of a counterparty default (such as bankruptcy or a counterparty’s failure to pay or perform), with the right to net a counterparty’s rights and obligations under such agreement and liquidate and set off collateral held by the Master Trust against the net amount owed by the counterparty.

The tables below present the fair value of derivative contracts by major instrument type on a gross basis.  The tables also present the amounts of counterparty netting and cash collateral that have the right to offset but have not been offset in the Trust’s statement of net assets and cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.  Derivatives that are not subject to master netting or similar type arrangement  are included in “Total derivatives, not subject to a master netting arrangement” in the tables below:

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	As of December 31, 2015
	Gross Amounts Presented in the Statements of Net Assets	Financial Instrument	Cash and Securities Collateral Received/Pledged	Net Amount (A)

Assets:
Other investments
Credit Default Swaps	$46,631	$46,631	$—	$—
Foreign Exchange Contracts	785,913	427,909	300,000	58,004

Total derivatives, subject to a master netting arrangement	832,544	$474,540	$300,000	$58,004
Total derivatives, not subject to a master netting arrangement	628,513
Total derivatives recognized in the
Master Trust	$1,461,057
Liabilities
Other Liabilities
Written Swaptions	$501,486	$—	$344,168	$157,318
Written Options	157,307	78,141	—	79,166
Interest Rate Swaps	194,786	—	—	194,786
Foreign Exchange Contracts	867,327	396,399	257,229	213,699
Total derivatives, subject to a master netting arrangement	$1,720,906	$474,540	$601,397	$644,969
Total derivatives, not subject to a master netting arrangement	1,302,446
Total derivatives recognized in the Master Trust	$3,023,352

(A)       Net represents the receivable/payable that would be due from/to the counterparty in an event of default.  Netting may be allowed across transactions traded under the same legal agreement with the same legal entity.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	As of December 31, 2014
	Gross Amounts		Cash and
	Presented in the		Securities
	Statements of Net	Financial	Collateral
	Assets	Instrument	Received/Pledged	Net Amount (A)

Assets:
Other investments
Purchased Options	$678,519	$413,463	$—	$265,056
Credit Default Swaps	1,308	—	—	1,308
Receivables
Foreign Exchange Contracts	2,068,636	112,525	1,771,813	184,298
Total derivatives, subject to a master netting arrangement	2,748,463	$525,988	$1,771,813	$450,662
Total derivatives, not subject to a master netting arrangement	1,073,090
Total derivatives recognized in the Master Trust	$3,821,553
Liabilities
Other investments
Written Options	$538,534	$507,809	$—	$30,725
Credit Default Swaps	43,043	—	10,000	33,043
Payables
Foreign Exchange Contracts	21,847	18,179	—	3,668
Total derivatives, subject to a master netting arrangement	$603,424	$525,988	$10,000	$67,436
Total derivatives, not subject to a master netting arrangement	7,390,670
Total derivatives recognized in the Master Trust	$7,994,094

(A)       Net represents the receivable/payable that would be due from/to the counterparty in an event of default.  Netting may be allowed across transactions traded under the same legal agreement with the same legal entity.

In some instances, the collateral amount disclosed in the tables above was adjusted due to the requirement to limit collateral amounts to avoid the effect of over collateralization.  Actual collateral received and/or pledged may be more than the amounts disclosed above.

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$2,239,172,778	$—	Daily	Daily
Long-term bond fund	266,637,776	—	Daily	Daily
International equities	161,706,771	—	Daily	Daily
Commingled funds:
International equities	490,865,830	—	Daily	Daily
U.S. large cap equities	428,569,717	—	Daily	Daily
Global bonds	291,189,101	—	Daily	Daily
U.S. bonds	230,017,872	—	Daily	Daily
Global real estate	115,830,071	—	Daily	Daily
U.S. small/mid cap equities	108,097,867	—	Daily	Daily
U.S. inflation-linked bonds	84,718,007	—	Daily	Daily
Commodities	69,240,053	—	Daily	Daily
Short term investment fund	2,202	—	Daily	Daily
Intermediate bond fund:
Cash and cash equivalents	88,106,027	—	Daily	Daily

	2014
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$2,337,101,959	$—	Daily	Daily
Long-term bond fund	318,534,291	—	Daily	Daily
International equities	158,522,617	—	Daily	Daily
Commingled funds:
Commodities	57,962,273	—	Daily	Daily
Global real estate	103,919,226	—	Daily	Daily
International equities	468,377,888	—	Daily	Daily
U.S. small/mid cap equities	102,994,051	—	Daily	Daily
U.S. large cap equities	390,701,660	—	Daily	Daily
U.S. inflation-linked bonds	76,953,039	—	Daily	Daily
Global bonds	277,182,675	—	Daily	Daily
U.S. bonds	206,454,835	—	Daily	Daily
Short term investment fund	4,405	—	Daily	Daily
Intermediate bond fund:
Cash and cash equivalents	140,741,493	—	Daily	Daily

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

The U.S. stock funds consist of: A Growth Stock Index Fund that seeks an investment return that approximates as closely practicable, before expenses, the performance of the Russell 1000 Growth Index over the long term.  It invests at least 75% of its equity assets in large, faster growing companies that are inside the U.S.  A Small Cap Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  It invests at least 75% of its equity assets in small companies in the U.S.  A Value Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Value Index over the long term.  It invests at least 75% of its equity assets in large, undervalued companies that are inside the U.S.

The Long-term bond fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Government Bond Index over the long term.  It invests primarily in U.S. government and agency issues.

The International stock fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI exUSA IMI index over the long term.  It invests at least 75% of its equity assets in companies of any size that are outside the U.S.

Each LifePath® Fund’s strategy is based on a particular time horizon and level of risk that investors on average would deem appropriate for that timeframe.   The LifePath® target date funds are diversified commingled funds that invest in a range of asset classes.  The asset allocation of each fund is by the investment Advisor with input from 3M Investment Management Corporation.  Each LifePath®  Portofolio is diversified among eight major asset classes and the mix is adjusted over time to gradually become more conservative as the target retirement year approaches. The U.S. Large-Cap Equities asset class is made up of the largest company (by capitalization) stocks in the U.S. stock market.  Then benchmark it tracks is the Standard & Poor’s (S&P) 500 Index.  The U.S. Small/Mid-Cap Equities asset class is made up of smaller and middle-sized company stocks in the U.S. stock market.  Then benchmark it tracks is the Dow Jones Wilshire 4500 Completion Index. Together with the U.S. Large-Cap asset class (previously mentioned), the entire U.S. stock market can be represented within the LifePath® Portfollios.  The International Equities asset class is made up of the largest company (by capitalization) stocks from foreign countries.  The benchmark it uses as a reference is the MSCI ACWI ex US IMI index (Morgan Stanley Capital International Inc.  All Countries World Index excluding the USA).  The Global Real Estate asset class is composed of real estate investment trusts (REITs) from the global market.  The benchmark it tracks is the FTSE EPRA/NAREIT (FTSE International Limited European Public Real Estate Association/National Association of Real Estate Investment Trusts) Developed Real Estate Index.  The Commodities asset class is composed of a diversified range of commodities including agriculture, energy, livestock, and metals.  The investments are primarily commodity related derivative instruments, including futures contracts.  The benchmark is the Bloomberg Commodity Index.  The U.S. Bonds asset class is made up of a wide variety of fixed income investments (bonds) drawn from the U.S. fixed income market.  The benchmark it uses as a reference is the Barclays Capital Aggregate Bond Index.  The Global Bond allocation which is benchmarked to the Barclays Global Treasury ex-US 10% Country Capped USD Hedged Index. The U.S. Inflation Linked Bonds asset class is made up of a specific type of bond issued in the U.S. referred to as Treasury Inflation-Protected Securities (TIPS).  TIPS are bonds whose principal is adjusted by changes in the Consumer Price Index, which means that they can

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

provide a limited amount of protection against inflation.  The benchmark for this asset class is the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index.  The Money Market asset class is made up of money market funds — securities that provide a large amount of liquidity at the expense of very low rates of return.  The benchmark for this asset class is the Citigroup 3-Month Treasury Bill (T-Bill) Index.

The  Intermediate Term Bond Fund is a self-managed fund designed to earn returns modestly in excess of money market funds.

5.     Related Party Transactions

The following related party transactions are in addition to transactions with 3M discussed elsewhere in the Notes to Financial Statements.  State Street Bank & Trust Co. (the Trustee) is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of 3M.  For the year ended December 31, 2015, such purchases and sales, including purchases and sales within the Master Trust, were as follows:

	December 31, 2015
	Purchases	Sales

3M common stock	$392,264	$4,205,606

State Street Bank Short - Term Investment Fund (outside of the Master Trust)	4,594,081	4,554,258

6.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2015 and 2014 to Form 5500:

	As of	As of
	December 31, 2015	December 31, 2014

Net assets available for plan benefits per the financial statements	$270,745,952	$283,106,471

Less deemed participant loan distributions	(713,412)	(643,735)

Net assets available for plan benefits per the Form 5500	$270,032,540	$282,462,736

6.              Reconciliation of Financial Statements to Form 5500 , continued

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2015 and 2014 to Form 5500:

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014

Benefits paid to participants per the financial statements	$(24,061,033)	$(19,416,913)

Change in benefits paid to participants previously reported in deemed distributions of participant loans	54,497	(617,549)

Benefits paid to participants per the Form 5500	$(24,006,536)	$(20,034,462)

Certain deemed distributions of participant loans per the Form 5500	$(124,174)	$(26,186)

SUPPLEMENTAL SCHEDULE

3M Savings Plan

Attachment to Form 5500

Schedule of Assets (Held at End of Year)

Plan Sponsor:  3M Company

EIN:  41-0417775

Plan Name: 3M Savings Plan

Plan Number: 013

Plan Year: January 1, 2015 through December 31, 2015

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	State Street Bank and Trust Company	Cash equivalent short term investement fund	$505,610	$505,610

*	Notes receivable from participants	Maturing through January 2021, 5.01% to 11.50%	$—	$10,727,366

*	Identifies a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

3M Savings Plan

Date: June 28, 2016
	By	/s/Eric D. Hammes
Eric D. Hammes
Vice President Finance, Controller and Chief Accounting Officer